Exhibit 99.1

TD Bank Files Preliminary Prospectus for Issuance of Innovative Tier 1 Capital

     TORONTO, Aug. 29, 2008 - The Toronto-Dominion Bank ("TDBFG") announced today that TD Capital Trust III, a subsidiary of TDBFG, and TDBFG have filed a preliminary prospectus with the securities regulatory authorities in each of the provinces and territories of Canada with respect to a proposed public offering of TD Capital Trust III Securities - Series 2008 ("TD CaTS III"). TDBFG anticipates the issuance of TD CaTS III to constitute Tier 1 Capital of TDBFG.

     The TD CaTS III will be offered by a syndicate of underwriters including TD Securities Inc., which will act as lead underwriter.

     The TD CaTS III have not been and will not be registered under the United States Securities Act of 1933, as amended, or under any state securities laws, and may not be offered, sold or delivered, directly or indirectly, in the United States of America. This press release shall not constitute an offer to sell or solicit to buy such securities in the United States.

     About TD Bank Financial Group

     The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group is the seventh largest bank in North America by branches and serves approximately 17 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth and Commerce Bank (to be known together as TD Bank); and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 5.5 million on-line customers. TD Bank Financial Group had CDN$509 billion in assets as of July 31, 2008. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD", as well as on the Tokyo Stock Exchange.

For further information: Nick Petter, Media Relations, (416) 308-1861